PRESS RELEASE
SAPIENS REPORTS Q1 2011 RESULTS:
REVENUES GROW 12% IN Q1 2011 YEAR OVER YEAR
Rehovot, Israel – MAY 12, 2011 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its results of operations for the first quarter of 2011.
In March 2011 Sapiens announced that it entered into a non-binding term sheet for a proposed merger with FIS Software Ltd. and IDIT I.D.I. Technologies Ltd., providers of insurance software solutions.

First Quarter 2011 Highlights Include:
•	Revenues increased 12% compared to Q1 2010, and reached $13.3 million
•	Operating profit reached $1.7 million, 6% growth compared to Q1 of 2010
•	Non-GAAP Net Income of $2 million compared to $1.8 million in Q1 2010
•	As of March 31, 2011, cash and cash equivalents reached $17.0 million
•	Total shareholders’ equity of $36.4 million in March 31, 2011 which represents 59% of the total balance sheet.

Roni Al-Dor, President and CEO of Sapiens International Corporation, commented: “As reflected in our results for the first quarter of 2011, we continue to present growth in revenue and net income. These results prove the commitment we have made to our shareholders to focus on the insurance market, and grow our revenue and market share in this industry.”
“As for the proposed merger, the parties are currently engaged in discussions relating to the transaction, which, once consummated, will show growth in customer base and revenue, a larger insurance solution portfolio, and a broader presence globally”.
“In parallel, we continue to invest in expanding our portfolio, building new offerings such as DECISION for business decision management, and enriching our existing products with new versions of RapidSure Policy Administration solution for P&C, and Insight for Reinsurance. We already enjoy the fruits of these investments”, Mr. Al-Dor concluded.
Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
U.S GAAP basis	03/31/2011	3/31/2010
	(Unaudited)	(Unaudited)
Revenues	13,325	11,923
Operating profit	1,720	1,618
Net income	1,673	1,526
Basic earnings per share	0.08	0.07
Diluted earnings per share	0.07	0.07

Non-GAAP
Revenues	13,325	11,923
Operating profit	2,034	1,883
Net income	1,963	1,791
Basic earnings per share	0.09	0.08
Diluted earnings per share	0.08	0.08

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Comment Regarding Non-GAAP
Sapiens' management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.
This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens' results of operations in conjunction with the corresponding GAAP measures.
Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

About Sapiens International
Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors. In addition, there is no assurance that the proposed transaction with FIS and IDI Technologies will eventually be consummated.

For More Information

Roni Giladi, CFO
Sapiens International
Tel: +972-8-938-2721
IR@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	3/31/2011	12/31/2010

	(Unaudited)	(Audited)
Assets

Cash and cash equivalents	$17,034	$16,182
Trade receivables, net	10,592	5,511
Other current assets	3,209	3,031
Total current assets	30,835	24,724

Property and equipment, net	1,138	1,161
Other assets, net	29,403	29,184

Total assets	$61,376	$55,069

Liabilities and shareholders' equity

Trade payables	$1,746	$1,693
Other liabilities and accrued expenses	12,398	11,646
Deferred revenue	9,704	6,517
Total current liabilities	23,848	19,856

Long-term debt and other long-term liabilities	1,172	1,095
Shareholders' equity	36,356	34,118

Total liabilities and shareholders' equity	$61,376	$55,069

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
	03/31/2011	3/31/2010

	Unaudited	Unaudited

Revenues	$13,325	$11,923
Cost of revenues	$7,125	$6,973
Gross Profit	6,200	4,950

Operating expenses
Research and development, net	$1,060	$711
Selling, marketing, general and administrative	$3,420	$2,621
Operating Profit	1,720	1,618

Financial expenses (income), net	$41	$(9)
Other expenses, net	$6	$136

Net Income	$1,673	$1,491

Attributetable to non-controlling interest	$-	$(35)

Net income attributable to Sapiens	$1,673	$1,526

Earnings per share
Basic	$0.08	$0.07
Diluted	$0.07	$0.07

Weighted average number of shares used to computation of earnings per share Basic	21,602	21,595
Diluted	23,199	21,685

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
	03/31/2011	3/31/2010
	(Unaudited)	(Unaudited)
GAAP operating profit	1,720	1,618
Amortization of intangibles assets and compensation related to acquisition	294	-
Amortization of capitalized software	1,090	1,348
Capitalization of software development	(1,155)	(1,158)
Stock-based compensation	85	75
Total adjustments to GAAP	314	265
Non-GAAP operating profit	2,034	1,883

GAAP net income	1,673	1,526
Total adjustments to GAAP as above	314	265
Deferred taxes related to acquisition	(24)	-
Non-GAAP net income	1,963	1,791

Non-GAAP basic earnings per share	0.09	0.08

Non-GAAP diluted earnings per share	0.08	0.08

Weighted average number of shares used to computation of earnings per share
Basic	21,602	21,595

Diluted	23,199	21,685